                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 1999

                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:

                            The Penn Traffic Company
                               401(k) Savings Plan

                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:

                            The Penn Traffic Company
                            1200 State Fair Boulevard
                               Syracuse, NY 13209

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

                            THE PENN TRAFFIC COMPANY
                               401(k) SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                            PAGE

Report of Independent Accountants .......................................      1

Financial Statements:

    Statements of Net Assets Available for Benefits,
       December 31, 1999 and 1998 .......................................      2

    Statements of Changes in Net Assets Available for Benefits,
       Years Ended December 31, 1999 and 1998 ...........................      3

    Notes to Financial Statements .......................................    4-8

Supplemental Schedules: *

    Schedule I    -  Schedule of Assets Held for Investment at
                         December 31, 1999 ..............................      9

    Schedule II   -  Schedule of Reportable Transactions
                         for the Year Ended December 31, 1999............     10







* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Penn Traffic Company 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






May 7, 2000

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                    1999                 1998
Assets:
    Investments, at fair value:
      Cash and cash equivalents                    $  7,657,376          $   998,775
      Fixed income funds                             23,383,894           16,746,850
      Equity funds                                   62,201,866           55,286,717
      Balanced fund                                   9,420,743           10,733,760
      Penn Traffic common stock                          15,873              146,433
      Participant loans                               5,326,382            5,483,268
                                             -------------------  -------------------

                                                    108,006,134           89,395,803
                                             -------------------  -------------------

    Investments, at contract value:
      Guaranteed investment contracts                         -            6,815,600
                                             -------------------  -------------------

        Total investments                           108,006,134           96,211,403

    Receivables:
      Accrued income                                  8,055,522            8,969,608
      Employee contributions                            176,675                    -
      Employer contributions                             20,917               21,149
                                             -------------------  -------------------

        Total receivables                             8,253,114            8,990,757
                                             -------------------  -------------------

        NET ASSETS AVAILABLE FOR BENEFITS          $116,259,248         $105,202,160
                                             ===================  ===================






              The accompanying notes are an integral part of these
                             financial statements.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                1999                 1998
Additions to net assets:
    Investment income:
      Interest and dividends                                   $  7,045,716         $  4,389,576
      Realized gain on investments                               10,650,627            6,832,306
      Net depreciation in fair value of investments                (582,929)          (3,183,683)
      Interest on loans to participants                             443,289              607,139
                                                         -------------------  -------------------

        Total investment income                                  17,556,703            8,645,338

    Participant contributions                                     9,773,607            9,853,737
    Employer contributions                                        1,112,149              302,173
                                                         -------------------  -------------------

        Total additions                                          28,442,459           18,801,248
                                                         -------------------  -------------------

Deductions from net assets:
    Payments to participants                                    (17,123,095)         (20,882,570)
    Payment of individual insurance contract premiums               (42,263)             (55,916)
    Administrative expenses                                        (220,013)             (49,207)
                                                         -------------------  -------------------

        Total deductions                                        (17,385,371)         (20,987,693)
                                                         -------------------  -------------------

Increase in net assets                                           11,057,088           (2,186,445)

Net assets available for plan benefits:
    Beginning of year                                           105,202,160          107,388,605
                                                         -------------------  -------------------

        End of Year                                            $116,259,248         $105,202,160
                                                         ===================  ===================





               The accompanying notes are an integral part of the
                             financial statements.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.     DESCRIPTION OF THE PLAN

       The following brief description of The Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan established by the Company on May 29, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least six months of service. Effective January 1, 1999, the length of service requirement was amended from one year to six months. As part of the Plan, the Company has entered into a trust agreement with the US Bancorp Trust Company (the "Bank"), under which the Bank, as trustee, transfers contributions to a separate trust fund in the Bank's trust department. The assets of the Plan are held by the Bank's trust department in a fiduciary capacity and as such are not assets of the Bank.

       CONTRIBUTIONS

       Employees in the Plan ("participants") may contribute from 1% to 15% of gross compensation as specified in writing and may change such election once per plan quarter. The Company makes matching contributions to each participant account equal to 50% of the first 3% of the participant's contribution. Participant's are 100% vested in both the Company's matching contributions and their contributions to the Plan.

       INVESTMENTS

       Participants have five options to which they can direct their contributions. These options are a stable income fund, two diversified equity funds, one balanced fund and one Company stock fund. The STABLE INCOME FUND consists of a mix of guaranteed investment contracts and three actively managed mutual funds. One of the diversified equity funds, the MAS EQUITY FUND, invests primarily in stocks of large blue chip companies with similar financial characteristics and above-average dividend yields. The other diversified equity fund, the ACORN FUND, invests in stocks of small companies and is aggressively managed with a higher degree of risk. The balanced fund, the DELAWARE FUND, invests in stocks, bonds and money market instruments. The PENN TRAFFIC COMMON STOCK FUND, no longer offered as an investment option, consists of common stock of the Company. A life insurance plan which allows employees to elect to purchase life insurance for themselves and their spouses and children is still effective for those employees purchasing such insurance before January 1, 1989 (Note 3).

       LOANS

       Participants may obtain loans of not less than $500 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. The period of repayment may not exceed 30 years for home loans or 5 years for all other loans.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.     DESCRIPTION OF THE PLAN (CONTINUED)

       BENEFIT PAYMENTS

       Each participant is entitled to a benefit equal to 100% of the participant's vested accrued benefit as of the valuation date upon normal retirement or termination of employment from the Company. In the event of the participant's death, benefits are distributed to a designated beneficiary. Distributions of the Penn Traffic Company common stock are made in either whole shares of the Company's common stock or in cash as specified by the participant. A participant attaining the age of 59 1/2 has the right to withdraw all or a portion of their Plan assets. Benefits are recorded when paid.

       INVESTMENT INCOME

       Net investment fund income is allocated quarterly to each participant's investment account in the ratio of their individual investment account to the investment fund in total.

       RECLASSIFICATIONS

       Certain amounts from 1998 have been reclassified for comparative purposes.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis of accounting.

       VALUATION OF INVESTMENTS

       Interest and dividend income are recognized as earned and expenses are recognized when the related obligation is incurred. Unrealized appreciation or depreciation, and realized gains and losses, for the year is reflected in the statement of changes in net assets available for benefits. Investments, excluding guaranteed investment contracts, are recorded at the closing market prices on December 31, 1999 and 1998. At December 31, 1998, the guaranteed investment contracts were stated at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they were fully benefit-responsive. At December 31, 1999 there were no investments in guaranteed investment contracts.

       The trustee records and reports security transactions as of the trade date. Accordingly, there may be transactions effected but not settled as of year end which are reported by the trustee and which are reflected in the accompanying financial statements as amounts due from securities sold and due for securities purchases.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of five funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       ADMINISTRATIVE COSTS

       Expenses incurred by the Trustee in connection with investment transactions and payments to participants are paid by the Plan. Professional and administrative fees and other expenses of the Plan are also paid by the Plan. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.


3.     INSURANCE PLAN

       Participants of the Plan are permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets. For the years ended December 31, 1999 and 1998, Plan assets included $42,263 and $55,916, respectively, of funds to be directed toward the purchase of individual life insurance contracts.


4.     INVESTMENTS

       Investments which exceed 5% of the Plan's net assets at December 31, 1999 include:

                                                                       FAIR
                                                   COST               VALUE

Acorn Fund                                      $32,281,464        $42,602,840
Delaware Fund                                    10,241,358          9,420,743
MAS Equity Fund                                  23,907,352         19,599,026
Institutional Investors Stable Asset Fund        17,558,885         20,136,343

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


5.     GUARANTEED INVESTMENT CONTRACTS

       The following aggregate amounts apply to fully benefit-responsive guaranteed investment contracts reported at contract value and held by the Plan in its Stable Value Asset Fund at December 31, 1998. The guaranteed investment contracts were sold during the year ended December 31, 1999.

                                              DECEMBER 31,       DECEMBER 31,
                                                 1999               1998
       Average yearly yield                                           6.37%
       Crediting interest rate                                        6.79%
       Fair market value                      $         -         $7,015,681


       Under certain situations specified in the various contracts, the issuer of the contract may elect to limit its guarantee and distribute funds at either contract value or fair market value, whichever is lower.


6.     BENEFIT DISTRIBUTIONS PAYABLE

       At December 31, 1999 and 1998, the amount allocated to participant accounts who have elected to withdraw from the Plan but have not yet been paid was approximately $2,124,000 and $3,349,000, respectively. The $2,124,000 represents the difference in net assets available for benefits between the Form 5500 and the audited financial statements.


7.     INCOME TAX STATUS

       The Internal Revenue Service determined and informed the Company by a letter dated August 14, 1995 that the Plan and related trust meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and that the Plan is exempt from taxation under Section 501(a) of the IRC. The Plan has been amended subsequent to the receipt of the latest determination letter. However, the Plan's administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

       Under present federal income tax laws, a participant will not be subject to federal income taxes on the contributions by the participant or on interest or profits on the sale of securities held by the Plan until the participant's assets are distributed.


8.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company expressly reserves the right to terminate the Plan. In the event of termination, participants will become 100% vested in their accounts and all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination in accordance with the terms of the Plan and Section 4044 of the Employee Retirement Income Security Act of 1974 (ERISA).

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



9.     TRANSACTIONS WITH PARTIES-IN-INTEREST

       As of December 31, 1999 and 1998, the Plan held the following:

                                 DECEMBER 31, 1999                        DECEMBER 31, 1998
                      --------------------------------------   --------------------------------------
                       NUMBER OF                    MARKET       NUMBER OF                   MARKET
                        SHARES         COST         VALUE         SHARES         COST        VALUE
Company common stock      1,716    $ 1,777,420     $ 15,873      260,094    $ 2,683,804     $146,433


10.    PLAN SPONSOR

       On March 1, 1999, the Company filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The petition and the disclosure statement call for, among other things, the conversion of each 100 shares of existing common stock to one share of new common stock upon confirmation of the disclosure statement by the Bankruptcy Court. On June 29, 1999, the Company officially emerged from the Chapter 11 process. The effects of the Company's bankruptcy proceeding on the Plan were to increase administrative expenses for 1999 and reduce the value of the Penn Traffic Company common stock held by the Plan.

THE PENN TRAFFIC COMPANY                                              SCHEDULE I
401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1999
--------------------------------------------------------------------------------

  PAR VALUE
     OR
  NUMBER OF                                                                                               FAIR
   SHARES           DESCRIPTION OF INVESTMENT                                           COST             VALUE
     957,415          Institutional Investor Stable Asset Fund                       $ 17,558,885     $ 20,136,343
     179,731          Miller Anderson Sherrard Fixed Income Fund                        2,080,247        1,957,275
     132,881          Payden Rygel Global Fixed Income Fund                             1,345,318        1,290,276
                      Cash and cash equivalents                                         7,468,843        7,468,843
                                                                                  ---------------- ----------------
                      Total Stable Income Fund                                         28,453,293       30,852,737

   2,299,128        Acorn Fund                                                         32,281,464       42,602,840
   1,128,001        MAS Equity Fund                                                    23,907,352       19,599,026
     500,305        Delaware Fund                                                      10,241,358        9,420,743
       1,716        The Penn Traffic Company Common Stock *                             1,777,420           15,873
     188,533        Cash and cash equivalents                                             188,533          188,533
                    Participant Loans (interest rates from 9.25% to 9.75%)              5,326,382        5,326,382
                                                                                  ---------------- ----------------

                      Total investments                                             $ 102,175,802    $ 108,006,134
                                                                                  ================ ================



*   Denotes party-in-interest investment.

THE PENN TRAFFIC COMPANY                                             SCHEDULE II
401(k) SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS:*



                              NUMBER                  NUMBER                 COST OF         NET
                                OF       PURCHASE       OF      SELLING    INVESTMENTS      GAIN/
                             PURCHASES    PRICE       SALES      PRICE         SOLD         (LOSS)

DESCRIPTION OF INVESTMENT
Acorn Fund                      11      $10,346,777       5    $7,490,412   $5,558,270    $1,932,142

Provident Federal Funds        264       29,480,728     291    28,484,381   28,484,381             -



* As of beginning of Plan year.
                                       10

                                    EXHIBITS


Exhibit Number           Description

    23.1                 Consent of Independent Public Accountants


                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                       THE PENN TRAFFIC COMPANY
                                       401(k) SAVINGS PLAN



                                   By: /s/ Bernadette Randall-Barber
                                       ------------------------------------
                                       Bernadette Randall-Barber
                                       Chairperson
                                       Administrative Committee


Date:    May 7, 2000

                                  EXHIBIT INDEX



The following exhibit is filed as part of the Annual Report:


Exhibit Number          Description                                 Page Number

     23.1               Consent of Independent Accountants              13

THE PENN TRAFFIC COMPANY
401(k) SAVINGS PLAN

SCHEDULE OF LOANS IN DEFAULT
-------------------------------------------------------------------------------

                                   Net Assets

                                                            1999                 1998
Assets:
    Investments, at fair value:
      Cash and cash equivalents                         $  7,657,376         $    998,775
      Fixed income funds                                  23,383,894           16,746,850
      Equity funds                                        62,201,866           55,286,717
      Balanced fund                                        9,420,743           10,733,760
      Penn Traffic common stock                               15,873              146,433
      Participant loans                                    5,326,382            5,483,268
                                                        ------------         ------------

                                                         108,006,134           89,395,803
                                                        ------------         ------------

    Investments, at contract value:
      Guaranteed investment contracts                              -            6,815,600
                                                        ------------         ------------

        Total investments                                108,006,134           96,211,403

    Receivables:
      Accrued income                                       8,055,522            8,969,608
      Employee contributions                                 176,675                    -
      Employer contributions                                  20,917               21,149
                                                        ------------         ------------

        Total receivables                                  8,253,114            8,990,757
                                                        ------------         ------------

        NET ASSETS AVAILABLE FOR BENEFITS               $116,259,248         $105,202,160
                                                        ============         ============


                            Changes in net assets 99

                                                               1999                 1998
Additions to net assets:
    Investment income:
      Interest and dividends                               $  7,045,716         $  4,389,576
      Realized gain on investments                           10,650,627            6,832,306
      Net depreciation in fair value of investments            (582,929)          (3,183,683)
      Interest on loans to participants                         443,289              607,139
                                                           ------------         ------------

        Total investment income                              17,556,703            8,645,338

    Participant contributions                                 9,773,607            9,853,737
    Employer contributions                                    1,112,149              302,173
                                                           ------------         ------------

        Total additions                                      28,442,459           18,801,248
                                                           ------------         ------------

Deductions from net assets:
    Payments to participants                                (17,123,095)         (20,882,570)
    Payment of individual insurance contract premiums           (42,263)             (55,916)
    Administrative expenses                                    (220,013)             (49,207)
                                                           ------------         ------------

        Total deductions                                    (17,385,371)         (20,987,693)
                                                           ------------         ------------

Increase in net assets                                       11,057,088           (2,186,445)

Net assets available for plan benefits:
    Beginning of year                                       105,202,160          107,388,605
                                                           ------------         ------------

        End of Year                                        $116,259,248         $105,202,160
                                                           ============         ============

                                   Changes 99

                                                                                     PARTICIPANT DIRECTED
                                 -----------------------------------------------------------------------------------------------
                                    STABLE                        PENN TRAFFIC        MAS                            401(k)
                                    INCOME           ACORN           COMMON          EQUITY         DELAWARE          LOAN
                                     FUND            FUND            STOCK            FUND            FUND            FUND

INVESTMENT INCOME:
Interest and dividends
Net appreciation (depreciation)
   in fair value of investments
Interest on loans to participants
                                 --------------  --------------  --------------- --------------- ---------------  --------------

Total investment income

Participant contributions
Employer contributions
Loan activity
Fund transfer activity
                                 --------------  --------------  --------------- --------------- ---------------  --------------

Total additions
                                 --------------  --------------  --------------- --------------- ---------------  --------------

Payments to participants
Payment of individual insurance
 contract premiums
Administrative expenses
Loans to participants
                                 --------------  --------------  --------------- --------------- ---------------  --------------

Total deductions
                                 --------------  --------------  --------------- --------------- ---------------  --------------

Net (decrease) increase

Net assets available for benefits
   Beginning of year                30,520,463      37,700,031          158,250      19,924,948      11,415,200       5,483,268
                                 --------------  --------------  --------------- --------------- ---------------  --------------

   End of year
                                 ==============  ==============  =============== =============== ===============  ==============

                                     INSURANCE         TOTAL

INVESTMENT INCOME:
Interest and dividends
Net appreciation (depreciation)
   in fair value of investments
Interest on loans to participants
                                   --------------  --------------

Total investment income

Participant contributions
Employer contributions
Loan activity
Fund transfer activity
                                   --------------  --------------

Total additions
                                   --------------  --------------

Payments to participants
Payment of individual insurance
 contract premiums
Administrative expenses
Loans to participants
                                   --------------  --------------

Total deductions
                                   --------------  --------------

Net (decrease) increase

Net assets available for benefits
   Beginning of year                           -     105,202,160
                                   --------------  --------------

   End of year
                                   ==============  ==============

                                   Changes 98

                                                                     PARTICIPANT DIRECTED
                                 -----------------------------------------------------------------------------------------------
                                      STABLE                        PENN TRAFFIC        MAS                             401(k)
                                      INCOME           ACORN           COMMON          EQUITY         DELAWARE           LOAN
                                       FUND            FUND            STOCK            FUND            FUND             FUND
INVESTMENT INCOME:
Interest and dividends             $ 1,221,691     $    82,339       $      614     $   229,311     $   181,629     $         -
Net appreciation (depreciation)
   in fair value of investments        783,051       2,254,913       (1,451,358)      3,179,762       1,556,247               -
Interest on loans to participants            -               -                -               -                         607,139
                                   -----------     -----------       ----------     -----------     -----------     -----------

Total investment income              2,004,742       2,337,252       (1,450,744)      3,409,073       1,737,876         607,139

Participant contributions            2,518,908       3,849,294          175,148       2,006,435       1,248,036               -
Employer contributions                  65,471         119,590            4,311          70,076          42,725               -
Loan activity                        1,171,447       1,256,599           79,071         532,871         268,629      (3,308,617)
Fund transfer activity                (761,660)       (160,262)          (4,297)        356,954         569,265               -
                                   -----------     -----------       ----------     -----------     -----------     -----------

Total additions                      4,998,908       7,402,473       (1,196,511)      6,375,409       3,866,531      (2,701,478)
                                   -----------     -----------       ----------     -----------     -----------     -----------

Payments to participants            (7,092,466)     (7,799,318)        (348,117)     (2,565,556)     (2,376,385)       (700,728)
Payment of individual insurance
 contract premiums                           -               -                -               -               -               -
Administrative expenses                (13,229)        (23,387)            (374)         (8,010)         (4,207)              -
Loans to participants               (1,218,885)     (1,173,108)         (30,941)       (441,977)       (210,524)      3,075,435
                                   -----------     -----------       ----------     -----------     -----------     -----------

Total deductions                    (8,324,580)     (8,995,813)        (379,432)     (3,015,543)     (2,591,116)      2,374,707
                                   -----------     -----------       ----------     -----------     -----------     -----------

Net (decrease) increase             (3,325,672)     (1,593,340)      (1,575,943)      3,359,866       1,275,415        (326,771)

Net assets available for benefits
   Beginning of year                33,846,135      39,293,371        1,734,193      16,565,082      10,139,785       5,810,039
                                   -----------     -----------       ----------     -----------     -----------     -----------

   End of year                     $30,520,463     $37,700,031       $  158,250     $19,924,948     $11,415,200     $ 5,483,268
                                   ===========     ===========       ==========     ===========     ===========     ===========

                                   INSURANCE        TOTAL
INVESTMENT INCOME:
Interest and dividends             $       -    $  1,715,584
Net appreciation (depreciation)
   in fair value of investments            -       6,322,615
Interest on loans to participants          -         607,139
                                   ---------    ------------

Total investment income                    -       8,645,338

Participant contributions             55,916       9,853,737
Employer contributions                     -         302,173
Loan activity                              -               -
Fund transfer activity                     -               -
                                   ---------    ------------

Total additions                       55,916      18,801,248
                                   ---------    ------------

Payments to participants                   -     (20,882,570)
Payment of individual insurance
 contract premiums                   (55,916)        (55,916)
Administrative expenses                    -         (49,207)
Loans to participants                      -               -
                                   ---------    ------------

Total deductions                     (55,916)    (20,987,693)
                                   ---------    ------------

Net (decrease) increase                    -      (2,186,445)

Net assets available for benefits
   Beginning of year                       -     107,388,605
                                   ---------    ------------

   End of year                     $       -    $105,202,160
                                   =========    ============

                                     Note 4

                                                                      FAIR
                                                   COST               VALUE
Acorn Fund                                      $32,281,464        $42,602,840
Delaware Fund                                    10,241,358          9,420,743
MAS Equity Fund                                  23,907,352         19,599,026
Institutional Investors Stable Asset Fund        17,558,885         20,136,343

                                     Note 5

                                           DECEMBER 31,       DECEMBER 31,
                                            1999                 1998
Average yearly yield                                             6.37%
Crediting interest rate                                          6.79%
Fair market value                           $     -           $7,015,681

                                    Note 15

                                    STABLE                           PENN TRAFFIC         MAS                               401(k)
                                    INCOME            ACORN             COMMON           EQUITY           DELAWARE           LOAN
                                     FUND             FUND              STOCK             FUND              FUND             FUND
ASSETS
 Investments at market:
  Cash and equivalents          $     67,381     $     98,263      $          -     $     47,966      $     26,045     $        128
  Mutual funds (cost of
   $68,001,561)                   18,131,880       39,127,364                 -       11,933,773         8,948,689                -
  Equities (cost of
   $2,930,792)                             -                -         1,744,949                -                 -                -
  Participants' loans
   (cost of $5,790,087)                    -                -                 -                -                 -        5,790,087
                                ------------     ------------      ------------     ------------      ------------     ------------

                                  18,199,261       39,225,627         1,744,949       11,981,739         8,974,734        5,790,215

 Investments at contract
 value:
  Guaranteed investment
   contracts                      13,928,172                -                 -                -                 -                -
                                ------------     ------------      ------------     ------------      ------------     ------------

   Total investments              32,127,433       39,225,627         1,744,949       11,981,739         8,974,734        5,790,215
                                ------------     ------------      ------------     ------------      ------------     ------------

 Receivables:
  Securities sold                  1,341,631                -                 -                -                 -                -
  Accrued income                     325,193                -                 -        4,549,267         1,144,654           19,824
  Employee contribution               51,878           67,744             5,456           34,076            20,397                -
                                ------------     ------------      ------------     ------------      ------------     ------------

   Total receivables               1,718,702           67,744             5,456        4,583,343         1,165,051           19,824
                                ------------     ------------      ------------     ------------      ------------     ------------

   Securities purchased                    -                -           (16,212)               -                 -                -

Net assets available
 for benefits                   $ 33,846,135     $ 39,293,371      $  1,734,193     $ 16,565,082      $ 10,139,785     $  5,810,039
                                ============     ============      ============     ============      ============     ============

                                INSURANCE             TOTAL
ASSETS
 Investments at market:
  Cash and equivalents          $    -           $    239,783
  Mutual funds (cost of
   $68,001,561)                      -             78,141,706
  Equities (cost of
   $2,930,792)                       -              1,744,949
  Participants' loans
   (cost of $5,790,087)              -              5,790,087
                                ---------        ------------

                                     -             85,916,525

 Investments at contract
 value:
  Guaranteed investment
   contracts                         -             13,928,172
                                ---------        ------------

   Total investments                 -             99,844,697
                                ---------        ------------

 Receivables:
  Securities sold                    -              1,341,631
  Accrued income                     -              6,038,938
  Employee contribution              -                179,551
                                ---------        ------------

   Total receivables                 -              7,560,120
                                ---------        ------------

   Securities purchased              -                (16,212)

Net assets available
 for benefits                   $    -           $107,388,605
                                =========        ============

                                    Note 13

                                    STABLE                          PENN TRAFFIC           MAS                               401(k)
                                    INCOME            ACORN            COMMON            EQUITY          DELAWARE            LOAN
                                     FUND             FUND             STOCK              FUND             FUND              FUND
ASSETS
 Investments at market:
  Cash and equivalents           $   259,085       $   385,065      $    11,817       $   198,626      $   138,897         $       -
  Mutual funds (cost of
   $           )                  16,746,851        35,565,287                -        19,721,430       10,733,760                 -
  Equities (cost of
   $2,693,804)                             -                 -          146,433                 -                -                 -
  Participants' loans
   (cost of $              )               -                 -                -                 -                -                 -
                                 -----------       -----------      -----------       -----------      -----------         ---------

                                  17,005,936        35,950,892          158,250        19,920,056       10,872,657                 -

 Investments at contract
 value:
  Guaranteed investment
   contracts                                                 -                -                 -                -                 -
                                 -----------       -----------      -----------       -----------      -----------         ---------

   Total investments                                                    158,250
                                 -----------       -----------      -----------       -----------      -----------         ---------

 Receivables:
  Accrued income                                     1,735,981
  Employee contribution                4,924             8,413                -             5,892            2,920                 -
                                 -----------       -----------      -----------       -----------      -----------         ---------

   Total receivables                                 1,740,905
                                 -----------       -----------      -----------       -----------      -----------         ---------

Net assets available
 for benefits                                      $37,691,257
                                 ===========       ===========      ===========       ===========      ===========         =========

                                 INSURANCE            TOTAL
ASSETS
 Investments at market:
  Cash and equivalents           $       -
  Mutual funds (cost of
   $           )                         -
  Equities (cost of
   $2,693,804)                           -
  Participants' loans
   (cost of $              )             -
                                 ----------        ----------

                                         -

 Investments at contract
 value:
  Guaranteed investment
   contracts                             -
                                 ----------        ----------

   Total investments
                                 ----------        ----------

 Receivables:
  Accrued income
  Employee contribution                  -             21,148
                                 ----------        ----------

   Total receivables
                                 ----------        ----------

Net assets available
 for benefits
                                 ==========        ==========

                                     Sch I

  PAR VALUE
     OR
  NUMBER OF                                                                                               FAIR
   SHARES           DESCRIPTION OF INVESTMENT                                            COST             VALUE
     957,415          Institutional Investor Stable Asset Fund                      $  17,558,885    $  20,136,343
     179,731          Miller Anderson Sherrard Fixed Income Fund                        2,080,247        1,957,275
     132,881          Payden Rygel Global Fixed Income Fund                             1,345,318        1,290,276
                      Cash and cash equivalents                                         7,468,843        7,468,843
                                                                                    -------------    -------------
                      Total Stable Income Fund                                         28,453,293       30,852,737

   2,299,128        Acorn Fund                                                         32,281,464       42,602,840
   1,128,001        MAS Equity Fund                                                    23,907,352       19,599,026
     500,305        Delaware Fund                                                      10,241,358        9,420,743
       1,716        The Penn Traffic Company Common Stock *                             1,777,420           15,873
     188,533        Cash and cash equivalents                                             188,533          188,533
                    Participant Loans (interest rates from 9.25% to 9.75%)              5,326,382        5,326,382
                                                                                    -------------    -------------

                      Total investments                                             $ 102,175,802    $ 108,006,134
                                                                                    =============    =============

                                     Sch II

                                NUMBER                  NUMBER                      COST OF           NET
                                  OF       PURCHASE       OF        SELLING       INVESTMENTS        GAIN/
                               PURCHASES    PRICE       SALES        PRICE           SOLD           (LOSS)

DESCRIPTION OF INVESTMENT

Acorn Fund                        11      $10,346,777       5     $ 7,490,412     $ 5,558,270      $1,932,142

Provident Federal Funds          264       29,480,728     291      28,484,381      28,484,381               -

                                Loans in default

                                                                                     DETAILED DESCRIPTION
                                                                                    OF LOAN INCLUDING DATES
                                                                                     OF MAKING AND MATURITY,
                                                                                      INTEREST RATE, THE
                                                                                       TYPE AND VALUE OF
                                                                                      COLLATERAL, ANY RE-
                                          PRINCIPAL      INTEREST                     NEGOTIATION OF THE
                              ORIGINAL     RECEIVED      RECEIVED        UNPAID        LOAN AND TERMS OF
IDENTITY AND ADDRESS OF      AMOUNT OF    DURING THE    DURING THE     BALANCE AT    THE RENEGOTIATION AND     PRINCIPAL   INTEREST
       OBLIGATOR                LOAN         YEAR          YEAR         YEAR-END     OTHER MATERIAL ITEMS       OVERDUE    OVERDUE


                               Loan in default(a)

                                                                                     DETAILED DESCRIPTION
                                                                                    OF LOAN INCLUDING DATES
                                                                                     OF MAKING AND MATURITY,
                                                                                      INTEREST RATE, THE
                                                                                       TYPE AND VALUE OF
                                                                                      COLLATERAL, ANY RE-
                                          PRINCIPAL      INTEREST                     NEGOTIATION OF THE
                              ORIGINAL     RECEIVED      RECEIVED        UNPAID        LOAN AND TERMS OF
IDENTITY AND ADDRESS OF      AMOUNT OF    DURING THE    DURING THE     BALANCE AT    THE RENEGOTIATION AND     PRINCIPAL   INTEREST
       OBLIGATOR                LOAN         YEAR          YEAR         YEAR-END     OTHER MATERIAL ITEMS       OVERDUE    OVERDUE
